UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 2019

Commission File Number: 001-38333

ESTRE AMBIENTAL, INC.

4509, Avenida Brigadeiro Faria Lima, 8th Floor

Vila Olímpia, São Paulo 04538-133—SP Brazil

+55 11 2124 3100

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 8, 2019, Estre Ambiental, Inc. (the “Company”) issued a press release announcing that the Company has received written notifications from The Nasdaq Stock Market LLC that the Company no longer meets the continued listing requirements of maintaining (i) a minimum Market Value of Publicly Held Shares for the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(2)(C) or 5450(b)(3)(C) because the market value of the Company’s publicly held ordinary shares for the last 30 consecutive business days was below the minimum MVPHS requirement of US$15,000,000 and (ii) a minimum bid price of US$1.00 per share of the Company’s listed ordinary shares, as set forth in the Nasdaq Listing Rule 5450(a)(1) because the closing bid price of the Company’s listed ordinary shares for the last 30 consecutive business days was below the minimum bid price requirement of US$1.00 per share. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2019

ESTRE AMBIENTAL, INC.

By:	/s/ Sergio Pedreiro
Sergio Pedreiro
Chief Executive Officer

EXHIBIT INDEX

Exhibit 99.1	Estre Announces Receipt of a Nasdaq Notice of Deficiency in Compliance With Certain Listing Rules